UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On May 29, 2023, VCI Global Limited (the “Company” or “VCI Global”) executed a private placement offering subscription booklet, of which a share purchase agreement forms a part (the “Subscription Booklet”) with GlobexUS Holdings Corp., a Delaware corporation (the “GlobexUS”). Subject to the terms and conditions set forth in the Subscription Booklet, the Company subscribed 500 shares of common stock, par value $.0001 per share of GlobexUS in consideration of 600,000 restricted shares of the Company’s ordinary shares, no par value, at a value of $2.50 per share.

The securities issued to the Company under the Subscription Booklet are exempt from the registration requirements provided by Regulation S of the Securities Act of 1933, as amended.

The foregoing descriptions of the Subscription Booklet do not purport to be complete and are subject to, and qualified in their entirety by the Subscription Booklet attached as Exhibit 99.1 to this Current Report on Form 6-K, which is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2023	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

EXHIBITS INDEX

Exhibit No.	Description
99.1*	Subscription Booklet by and between VCI Global Limited and GlobexUS Holdings Corp.

*	The Company has omitted portions of the exhibit attached hereto pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

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